UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 15, 2021

Commission File No. 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Transition from U.S. GAAP to IFRS

For all periods up to and including the year ended December 31, 2019, Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) prepared its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) for purposes of its financial reporting under the Securities Exchange Act of 1934, as amended. The Company has transitioned its financial reporting from U.S. GAAP to International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for purposes of its Annual Report on Form 20-F for the year ended December 31, 2020.

The Company’s financial statements for the three years ended December 31, 2019 are the first it prepared in accordance with IFRS as issued by the IASB. Accordingly, the Company has prepared consolidated financial statements that comply with IFRS applicable as at December 31, 2019, together with the comparative data for the year ended December 31, 2018 and for the year ended December 31, 2017 (the “Transition Financials”), attached hereto as Exhibit 99.1. In preparing the Transition Financials, the Company’s opening statement of financial position was prepared as at January 1, 2017, the Company’s date of transition to IFRS, as described in Note 3 to the Transition Financials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 15, 2021	NAVIOS SOUTH AMERICAN LOGISTICS INC.

	By:	/s/ Ioannis Karyotis
Name: Ioannis Karyotis
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Consolidated Financial Statements for the Years Ended December 31, 2019, 2018 and 2017